UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTOR RELATIONS RELEASE

Kabel Deutschland reports over 16% EBITDA growth for the second quarter ended September 30, 2007 of its fiscal year March 31, 2008

Highlights for Kabel Deutschland’s consolidated second quarter ended September 30, 2007 under IFRS:

•          Total Revenue Generating Units (‘RGU’)(1) remain stable at 10,385.3 thousand on September 30, 2007 compared to 10,384.6 thousand on September 30, 2006. Total blended ARPU per RGU(2) for all KDG products increases by over 7% to €8.23 during the reporting period from €7.67 in the same period last year.

•          Total revenues grow by 7.3% to €294.1 million in the quarter ended September 30, 2007 compared to €274.2 in the prior year’s same period.

•          Subscription based revenues grow by 8.5% and reach €257.6 million in the quarter ended September 30, 2007 (€237.4 million in the quarter ended September 30, 2006) representing 87.6% of total revenues during the reporting period (86.6% during the quarter ended September 30, 2006).

•          Subscription based revenues from the Company’s pay TV and Internet and Phone services amount to €42.4 million and represent 16.5% of the Company’s overall subscription based revenues (€25.5 million representing 10.7% of the overall subscription based revenues in the quarter ended September 30, 2006).

•          EBITDA as adjusted(3) increases by 16.3% and amounts to €110.7 million for the quarter ended September 30, 2007 compared to €95.2 million for the same period in the prior year. EBITDA margin(4) increases to 37.6% (34.7% in the quarter ended September 30, 2006).

•          The Company posts a net profit for the quarter of €3.1 million (€9.8 million net loss in the previous year’s same quarter ended September 30).

Kabel Deutschland GmbH

Investor Relations and Finance

Betastrasse 6-8

85774 Unterfoehring

Highlights for Kabel Deutschland’s consolidated six months ended September 30, 2007 under IFRS:

•          Total revenues grow by 8.1% to €583.8 million in the Company’s first six months ended September 30, 2007 compared to €539.9 in the same period in the prior year.

•          Subscription based revenues grow by 9.5% to €511.9 million in the first six months of KDG’s fiscal year 2006/2007 (€467.4 for the six months ended September 30, 2006) and represent 87.7% of total revenues in this period (86.6% in the previous year).

•          Subscription based revenues from pay TV and Internet and Phone amount to €81.3 million and represent 15.9% of the Company’s overall subscription based revenues (€45.4 million representing 9.7% of the overall subscription based revenues in the six months ended September 30, 2006).

•          EBITDA as adjusted grows by 17.6% and amounts to €218.3 million for the first six months ended September 30, 2007 compared with €185.6 million for the first half year ended September 30, 2006. EBITDA margin increases to 37.4% (34.4% in the half year ended September 30, 2006).

•          The Company posts a net loss for the six months of €1.1 million (22.9 million net loss in the previous year’s same period ended September 30).

Unterfoehring, November 29, 2007 – Kabel Deutschland (KDG), Germany’s largest cable operator, announced today its financial results for the quarter and six months ended September 30, 2007. These results impressively underline the successful development of the Company’s Internet and Phone products.

RGUs as of September 30, 2007 and ARPUs for the quarter ended September 30, 2007

With a total of 9,069.5 thousand subscribers, KDG served 10,385.3 thousand total RGUs on September 30, 2007 (10,384.6 thousand on September 30, 2006). The ratio of RGUs to subscribers increased to 1.15 on September 30, 2007 compared with 1.09 on September 30, 2006. During the quarter ended September 30, 2007 total blended ARPU per RGU for all KDG products increased by 7.3% to €8.23 from €7.67 in the same period last year. Total blended ARPU per subscriber(5) for all KDG product amounted to €9.37.

Kabel Anschluss RGUs served were 9,155.9 thousand at September 30, 2007 (9,571.5 thousand on September 30, 2006). Of the 9,155.9 thousand Kabel Anschluss RGUs 654.2 thousand were digital access RGUs (approximately 132.5 thousand at September 30, 2006). Monthly ARPU(6) for the Kabel Anschluss product amounted to €7.76 in the quarter ended September 30, 2007 compared to €7.39 in the previous year’s same period.

Kabel Digital pay TV RGUs increased by 21.6% to 731.4 thousand at September 30, 2007 from 601.3 thousand RGUs on the same date in the previous year. ARPU increased by 3.8% to €7.93 during the quarter ended September 30, 2007 (€7.64 during the previous year’s same period).

Kabel Internet and Phone RGUs more than doubled from 211.8 thousand (thereof 95.2 thousand Phone RGUs) at September 30, 2006 to 459.6 thousand (thereof 214.2 thousand Phone RGUs) at September 30, 2007. Monthly ARPU per RGU during the reporting period for Kabel Internet amounted to €14.46 (€16.96 in the quarter ended September 30, 2006) and €24.81 for Kabel Phone (€28.37).

KDG’s financial results for the six months ended September 30, 2007

Cash flow and liquidity

Cash flow from operations for the six months ended September 30, 2007 amounted to €94.6 million compared to €61.2 million in the previous year’s same period – an increase of 33.4 million or 54.6%.

Capital expenditures of €106.3 million recorded in the six months ended September 30, 2007 (€104.0 million in the previous year’s same period) included €83.2 million for the expansion and upgrade of the cable television network and €23.2 million in IT systems and other intangible assets. KDG’s Internet and Phone related capital expenditures amounted to €56.1 million in the reporting period ended September 30, 2007 compared to €48.1 million in the previous year. The Company also used €35.1 million for the investment in Primacom shares.

The overall positive cash flow from financing activities amounted to €5.8 million and results from drawings under the revolving credit facility in the net amount of €100.0 million and the payment of interest and transaction costs of €90.6 million for the six months ended September 30, 2007.

Balance sheet

Total interest bearing indebtedness as of September 30, 2007 amounted to €2,005.6 million nominal value. At September 30, 2007 the Company had €100.0 million outstandings under its existing €325.0 million revolving credit facility. Cash on September 30, 2007 amounted to €15.3 million.

Net debt on September 30, 2007 was €1,990.3 million resulting in a total net debt to adjusted annualized EBITDA (€442.8 million) ratio of approximately 4.5 times.

Significant events between July 1, 2007 and reporting date

•          On July 9, 2007 KDG announced a “lifelong” free telephony product for subscribers in many cities in the Northern part of Germany, including the city of Hamburg and its suburbs.

•          On July 19, 2007 the Company closed an agreement with its credit banks to increase the existing revolving credit facility from previously €200.0 million to €325.0 million effective immediately.

•          On August 31, 2007 KDG increased its maximum download speed for its premium Internet product to 26Mbit/s.

•          As of mid September 2007 the Company added another 2 million households in the region of Lower Saxony to its overall marketable base for Internet and telephony products.

•          On September 20, 2007 KDG announced the acquisition of approximately 1.2 million cable subscribers from the Orion Group for €585 million. The cable assets are located in eight German federal states in the Company’s footprint. The closing is expected in spring 2008 after FCO clearance. At the same time, KDG also announced that it was to tender its Primacom shares into the Orion offer.

•          On October 30, 2007 Kabel Deutschland signed a €650 million Senior Term Loan Facility to provide funding for the previously announced acquisition and potential additional acquisitions of cable assets.

•   As of November 19, 2007 the Company has increased the maximum download speed for its premium Internet product “Deluxe” to 30 Mbit/s. At the same time, it doubled the upload speed from 1 Mbit/s. to 2 Mbit/s. KDG’s best selling double flat product “Comfort” now offers 20 Mbit/s download speed (previously 10 Mbit/s).

Financial calendar

The IFRS financials for the third quarter / first nine months (as of December 31, 2007) of KDG’s fiscal year 2007/2008 ending March 31, 2008 will be released at the end of February 2008. The Company intends to hold a management conference call with the financial community on that date.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of September 30, 2007 as well as our updated Company Presentation will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to more than 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:

Kabel Deutschland GmbH

Investor Relations and Finance

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated income statement according to IFRS for the period from

July 1, 2007 to September 30, 2007 and July 1, 2006 to September 30, 2006

			as adjusted
		July 1, 2007 to	July 1, 2006 to
		September 30, 2007	September 30, 2006	change
		€(‘000)	€(‘000)	€(‘000)

1.	Revenues	294,096	274,212	19,884

2.	Cost of services rendered	-148,386	-145,583	2,803
	thereof depreciation / amortization	-36,913	-32,200	4,713

3.	Other operating income	2,544	2,565	-21

4.	Selling expenses	-79,460	-72,250	7,210
	thereof depreciation / amortization	-27,680	-24,505	3,175

5.	General and administrative expenses	-30,991	-27,701	3,290
	thereof depreciation / amortization	-5,818	-4,116	1,702

6.	Profit from ordinary activities	37,803	31,243	6,560

7.	Interest income	1,302	408	894

8.	Interest expense	-46,242	-41,294	4,948

9.	Accretion/depreciation on investments and other securities	0	0	0

10.	Income from associates	350	194	156

11.	Loss before taxes	-6,787	-9,449	2,662

12.	Taxes on income	9,934	-380	-10,314

13.	Net income / loss for the period	3,147	-9,829	12,976

	EBITDA as adjusted(3)	110,736	95,166	15,570
	EBITDA margin (4)	37.7%	34.7%

Kabel Deutschland GmbH, Unterfoehring

Consolidated income statement according to IFRS for the period from
April 1, 2007 to September 30, 2007 and April 1, 2006 to September 30, 2006

			as adjusted
		April 1, 2007 to	April 1, 2006 to
		September 30, 2007	September 30, 2006	change
		€(‘000)	€(‘000)	€(‘000)

1.	Revenues	583,784	539,881	43,903

2.	Cost of services rendered	-294,047	-280,230	13,817
	thereof depreciation / amortization	-72,772	-63,208	9,564

3.	Other operating income	5,512	4,737	775

4.	Selling expenses	-159,644	-144,422	15,222
	thereof depreciation / amortization	-53,753	-46,924	6,829

5.	General and administrative expenses	-59,341	-54,169	5,172
	thereof depreciation / amortization	-11,380	-8,050	3,330

6.	Profit from ordinary activities	76,264	65,797	10,467

7.	Interest income	2,004	1,295	709

8.	Interest expense	-81,475	-79,734	1,741

9.	Accretion/depreciation on investments and other securities	-2,337	265	-2,602

10.	Income from associates	565	716	-151

11.	Loss before taxes	-4,979	-11,661	6,682

12.	Taxes on income	3,865	-11,261	-15,126

13.	Net loss for the period	-1,114	-22,922	21,808

	EBITDA as adjusted(3)	218,321	185,624	32,697
	EBITDA margin (4)	37.4%	34.4%

Kabel Deutschland GmbH, Unterfoehring

Consolidated balance sheet according to IFRS as of September 30, 2007

		September 30, 2007	March 31, 2007	change
		€(‘000)	€(‘000)	€(‘000)
ASSETS
Current assets

1.	Cash and cash equivalents	15,338	54,108	-38,770
2.	Current investments	37,277	0	37,277
3.	Trade receivables	122,736	101,370	21,366
4.	Receivables from affiliates	12,643	1,019	11,625
5.	Receivables from associates	16	108	-91
6.	Inventories	18,389	24,265	-5,876
7.	Receivables from tax authorities	4,299	6,266	-1,968
8.	Other current assets	5,327	8,771	-3,445
9.	Prepaid expenses	19,924	20,698	-774
	Total current assets	235,948	216,605	19,343

Non-current assets

1.	Intangible assets	438,739	477,343	-38,605
2.	Property and equipment	993,301	986,608	6,694
3.	Equity investments in associates	6,090	5,681	408
4.	Other financial assets	25	7,510	-7,485
5.	Deferred tax assets	351	366	-15
6.	Other non-current assets	7,613	5,414	2,199
7.	Prepaid expenses	8,068	5,959	2,109
	Total non-current assets	1,454,188	1,488,881	-34,693

Total assets		1,690,135	1,705,487	-15,352

		September 30, 2007	March 31, 2007	change
		€(‘000)	€(‘000)	€(‘000)
EQUITY AND LIABILITIES
Current liabilities

1.	Current financial liabilities	25,470	36,997	-11,529
2.	Trade payables	166,081	175,518	-9,437
3.	Liabilities to associates	337	324	13
4.	Other current provisions	13,897	18,107	-4,209
5.	Liabilities due to income taxes	13,448	14,157	-708
6.	Deferred income	141,425	216,818	-75,395
7.	Other current liabilities	49,552	60,399	-10,847
	Total current liabilities	410,208	522,320	-112,113

Non-current liabilities

1.	Senior notes	646,573	672,782	-26,210
2.	Non-current financial liabilities	1,313,397	1,186,042	127,354
3.	Deferred tax liabilities	78,419	82,660	-4,241
4.	Provisions for pension	26,759	24,171	2,587
5.	Other non-current provisions	21,967	21,246	721
6.	Other non-current liabilities	83,304	92,352	-9,048
7.	Deferred Income	0	270	-270
	Total non-current liabilities	2,170,420	2,079,524	90,896

Equity

1.	Subscribed capital	1,025	1,025	0
2.	Capital reserve	53,870	45,415	8,456
3.	Cash flow hedge reserve	-5,002	-6,293	1,291
4.	Available-for-sale reserve	-2,142	625	-2,767
5.	Accumulated deficit	-938,244	-937,129	-1,115
	Total equity (deficit)	-890,493	-896,357	5,863

Total equity and liabilities		1,690,135	1,705,487	-15,352

Kabel Deutschland GmbH, Unterfoehring

Consolidated cash flow statements according to IFRS for the period from

April 1, 2007 to September 30, 2007 and April 1, 2006 to September 30, 2006

			as adjusted
		April 1, 2007 to	April 1, 2006 to
		September 30, 2007	September 30, 2006	change
		€(‘000)	€(‘000)	€(‘000)
1.	Cash flows from operating activities
	Net loss	-1,115	-22,922	21,807
	Adjustments to reconcile net loss to cash provided by operations:
	Taxes on income	-3,865	11,262	-15,127
	Interest expense	81,475	79,734	1,741
	Interest income	-2,004	-1,295	-709
	Depreciation and amortization on fixed assets	137,905	118,182	19,723
	Accretion / depreciation on investments and other securities	2,337	-265	2,602
	Gain/loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	214	242	-28
	Income from associates	-564	-716	152
	Compensation expense relating to share-based payments	3,178	-1,507	4,685
		217,561	182,715	34,846

	Changes in assets and liabilities:
	Increase (-) / decrease (+) of inventories	5,876	-4,292	10,168
	Increase (-) / decrease (+) of trade receivables	-21,366	13,719	-35,085
	Increase (-) / decrease (+) of other assets	-8,125	-1,821	-6,304
	Increase (+) / decrease (-) of trade payables	-9,582	989	-10,571
	Increase (+) / decrease (-) of other provisions	-3,999	4,959	-8,958
	Increase (+) / decrease (-) of deferred income	-75,663	-102,655	26,992
	Increase (+) / decrease (-) of provisions for pensions	1,890	1,787	103
	Increase (+) / decrease (-) of other liabilities	-11,832	-26,986	15,154
	Cash provided by operations	94,760	68,415	26,345
	Income taxes paid (-) / received (+)	-120	-7,245	7,125
	Net cash from operating activities	94,640	61,170	33,470

2.	Cash flows from investing activities
	Cash received from disposal / sale of fixed assets (intangible assets;property and equipment; financial assets)	239	71	168
	Cash paid for investments in intangible assets	-23,166	-28,884	5,718
	Cash paid for investments in property and equipment	-83,150	-75,102	-8,048
	Cash paid for acquisitions	0	-1,964	1,964
	Cash paid for investments	-35,059	0	-35,059
	Interest received	1,750	1,163	587
	Dividen received from associates	156	188	-32
	Net cash used in investing activities	-139,230	-104,528	-34,702

3.	Cash flows from financing activities
	Cash received from non-current financial liabilities	251,000	1,190,000	-939,000
	Cash repayments of non-current financial liabilities	-151,000	-1,150,000	999,000
	Cash repayments of current financial liabilities	0	-75,848	75,848
	Cash payments for reduction of finance lease liabilities	-3,537	-2,784	-753
	Interest and transaction costs paid	-90,642	-105,284	14,642
	Net cash from/used in financing activities	5,821	-143,916	149,737

4.	Cash and cash equivalents at the end of the period
	Changes in cash and cash equivalents (subtotal of 1 to 3)	-38,769	-187,274	148,505
	Accretion / depreciation on investments and other securities	0	265	-265
	Cash and cash equivalents at the beginning of the period	54,108	225,092	-170,984
	Cash and cash equivalents at the end of the period	15,339	38,083	-22,744

Kabel Deutschland GmbH, Unterfoehring

Subscribers, Revenue Generating Units and ARPUs

		Quarter	Quarter
		ended in	ended in
		Sep 2007	Sep 2006	change

Subscribers (‘000)		9,069.5	9,530.1	-460.6

Revenue Generating Units (‘000)
Cable Access	#	9,112.0	9,532.1	-420.1
Personal Video Recorder	#	38.4	0.0	38.4
Kabel Digital (pay TV)	#	731.4	601.3	130.1
Kabel Internet	#	245.4	116.6	128.8
Kabel Phone	#	214.2	95.2	119.0
TKS CATV subscribers	#	43.9	39.4	4.5
Total RGUs(1)	#	10,385.3	10,384.6	0.7

Monthly ARPU(6)
Cable Access		€7.76	7.39	0.37
Kabel Digital (pay TV)		€7.93	7.64	0.29
Kabel Internet		€14.46	16.96	-2.50
Kabel Phone		€24.81	28.37	-3.56
Total blended monthly ARPU per RGU(2)		€8.23	7.67	0.56
Total blended monthly ARPU per subscriber(5)		€9.37	8.29	1.08

Ratio RGUs/subscribers		1.15	1.09	0.06

Footnotes

(1)         RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)         Total blended ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(3)         EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization, non-cash restructuring expenses and before non-cash compensation which consists primarily of expenses related to the Company’s MEP (Management Equity Participation Program). EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(4)         EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(5)         Total blended ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(6)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

/s/ PAUL THOMASON

Date	November 29, 2007	By
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

/s/ PAUL THOMASON

Date:	November 29, 2007	By
Paul Thomason, Managing Director